O.S.S. Capital Management LP
     598 Madison Avenue
     New York, NY 10022-1603
     Tel. (212) 756-8700
     Fax. (212) 756-8701

                                                                    March 9,2007



Mr. David Berges
Chairman and Chief Executive Officer
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

Dear David:

As a long-term shareholder of Hexcel, we are concerned about the company's operating performance relative to its peers and with management's apparent lack of concern about this matter. Although Hexcel's operating margin expansion from 7% in 2002 to 10% in 2006 seems respectable, a different picture emerges when this performance is benchmarked against other industry competitors.

Specifically, Cytec Industries' Engineered Materials segment generated operating margins of 18%, and the difference is even more pronounced at Toray Industries. For the nine months ended December 2006, Toray's Composite Materials segment had operating margins of over 25%. In the past, you have said that the margin discrepancy between Hexcel and its competitors was due to corporate allocation nuances and/or product-mix issues. However, after conducting an extensive industry analysis, including talking to public and private competitors, we believe the lower margins are due to mismanagement of the company.

Had Hexcel achieved operating margins of only 17% on its 2006 revenues, the company would have earned an additional $78 million in operating income. Applying the current 17x multiple of enterprise value to operating income, this difference would result in a value increase of more than one billion dollars. Therefore, at current margins of lo%, shareholders are "forgoing" over $14.00 per share.

You do not seem concerned about this gap. Although management has outlined a future target of mid-teens operating margins, by the time the company achieves this goal it will still be underperforming its competition. The management and the Board must develop a plan of action for closing the gap; if you are unwilling or unable to do this, then it is incumbent on the Board to seek strategic alternatives and/or sell to a buyer that can run the company more profitably.

On a final note, it is our understanding that Mr. Martin L. Solomon will be stepping down as a Director of Hexcel in May. We have a candidate in mind who would be a valuable addition to the Board and would like to submit him for your consideration.

We look forward to your response.

Sincerely,

----------------------       -----------------------       ---------------------
Oscar S. Schafer                 Andrew J. Goffe              Peter J. Grondin



cc:      Joel S. Beckman
         H. Arthur Bellows
         Lynn Brubaker
         Jeffrey C. Campbell
         Sandra L. Derickson
         David C. Hurley
         David L. Pugh